BOAZ BIKE, INC
BOAZ BIKE, LLC

AUDITED FINANCIAL STATEMENTS

FOR THE TWELVE MONTHS ENDED

DECEMBER 31,2020 & 2019

BOAZ BIKE, INC
BOAZ BIKE, LLC

TWELVE MONTHS ENDED DECEMBER 31, 2020 & 2019

CONTENTS



Andrew Benvenuti, Jr. CPA

PO Box 626
Manahawkin, NJ 08050
Phone (609)567-8297
Fax   (609)567-8299
Cell   (609)805-2240
urtaxguys@gmail.com

INDEPENDENT AUDITOR'S REPORT

Boaz Bike Inc.
Detroit, MI

July 26, 2021

I have audited the accompanying combined balance sheet of Boaz Bike Inc. as of December 31, 2020 and Boaz Bike, LLC as of December 31, 2019 and the related combined statements of income and retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on our audit.

I conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, I express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that our audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boaz Bike Inc as of December 31, 2020 and Boaz Bike LLC as of December 31, 2019, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic combined financial statements taken as a whole.. The supplementary of cost of contract revenues earned and operating expense are also presented for the purposes of additional analysis and are not a required part of the basic combined financial statements. The other accompanying information have been subjected to the auditing procedures applied in the audit of the basic combined financial statements and, in my opinion, are fairly stated in all material respects in relation to the basic combined financial statements taken as a whole.

Andrew Benvenuti, CPA

BOAZ BIKE LLC
BALANCE SHEET

	December 31, 2020	December 31, 2019
Assets		
Current Assets		
Cash	$ 24,899	$ 16,257
Cash - Robinhood	250	
Crypto Currency(at Cost)	500	500
Inventory	600	359
Fundraising Campaign	23,977	-
Startup Expenses	204,425	94,383
Total Current Assets	254,651	111,499
Property and Equipment, Net of Accumulated Depreciation	274,356	190,565
Total Assets	$ 529,007	$ 302,064
Liabilities & Member's Equity		
Current Liabilities		
Accounts Payable	$ -	$ -
Total Current Liabilities	-	-
Long Term Liabilities		
Convertible Notes	337,500	337,500
Investor Loans	384,729	-
PPP Loans	39,500	-
Loans	(212,127)	(47,086)
Total Long Term Liabilities	549,602	290,414
Total Liabilities	549,602	290,414
Member's Equity		
Capital Stock	-	-
Additional Paid in Capital	-	
Retained Earnings	(20,595)	11,650
Total Member's Equity	(20,595)	11,650
Total Liabilities & Member's Equity	$ 529,007	$ 302,064

The accompanying notes are an integral part of the financial statement.
See Accountant Report

2

BOAZ BIKE LLC
STATEMENT OF OPERATIONS
TWELVE MONTHS ENDED

	DECEMBER 31, 2020	DECEMBER 31, 2019
Earned Revenues	$ 130,979	$ 113,661
Cost of Earned Revenues	30,672	19,175
Gross Profit	$ 100,307	$ 94,486
General and Administrative Expenses	132,552	82,836
Net Income	$ (32,245)	$ 11,650

BOAZ BIKE LLC
STATEMENT OF CASH FLOWS

Cash Flows from Operating Activities		December 31, 2020		December 31, 2019
Net Income	$	(32,245)	$	11,650
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities				
Depreciation		25,525		10,030
(Increase) Decrease in Assets				
Crypto Currency		0		(500)
Robinhood		(250)		
Inventory		(241)		
Fundrasing Campaign		$(23,977)		(359)
Increase (Decrease) in Liabilities				
Accounts Payable and Accrued Expenses		0		0
Net Cash Provided by Operating	$	(31,188)	$	20,821
Cash Flows from Investing Activities				
Startup Expenses		(204,025)		(110,042)
Acquistion & Disposition of Fixed Assets		(109,316)		(200,595)
Net Cash Provided by Investing	$	(313,341)	$	(310,637)
Cash Flows from Financing Activities				
Prior period Adjustmentr		0		0
Less Distribution		0		0
Investor Funds		384,729		337,500
PPA Loan		39,500		0
Net Loans / Repaymentss		(71,058)		(31,427)
Additional Paid in Capital				
Net Cash Provided by Financing Activities	$	353,171	$	306,073
Net Decrease in Cash	$	8,642	$	16,257
Cash - Beginning of Year	$	16,257	$	0
Cash - December 31, 2019	$	24,899	$	16,257

The accompanying notes are an integral part of the financial statement.
See Accountant Report
-4-

BOAZ BIKE LLC
STATEMENT OF RETAINED EARNINGS
TWELVE MONTHS ENDED

	December 31, 2020	December 31, 2019
Balance - January 1	- 11,650	-
Net Income	(32,245)	11,650
Less Distributions	-	-
Balance - December 31	(20,595)	11,650

The accompanying notes are an integral part of the financial statement.
See Accountant Report

BOAZ BIKE, INC
BOAZ BIKE, LLC

NOTES TO FINANCIAL STATEMENTS
TWELVE MONTHS ENDED DECEMBER 31, 2020 & 2019

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES COMPANY ACITIVITES

The company is a newly launched startup held corporation in the state of Texas engaged primarily in new of rentals

REVENUES

Revenues are reported on accrual basis and are booked at the time they earned.

DEPRECIATION

The cost of property and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed using the straight line method for financial statements purposes.

INVENTORIES

Inventories are stated at the lower of cost or market with cost determined on the First In-First Out (fifo) method.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that directly affect the results of reported assets, liabilities, revenues, and expenses. Accordingly, actual results could differ from those activities.

NOTE 2:   ACCOUNTS RECEIVABLE

All accounts receivable have been deemed by management as being collectable in future periods. Consequently, no allowance for doubtful accounts is required. All accounts deemed to be uncollectible are expensed utilizing the direct write-off method whenever management determines the account is uncollectible.

Generally accepted accounting principles require the use of an allowance account. The effect of such an allowance account in the financial statements would be minimal.

BOAZ BIKE, INC
BOAZ BIKE, LLC
NOTES TO FINANCIAL STATEMENTS (Continued)
TWELVE MONTHS ENDED DECEMBER 31, 2020 & 2019

NOTE 3:   PROPERTY PLANT & EQUIPMENT

Property, Plant & Equipment consists of the following:

	December 31,2020	December 31,2019
Equipment	309,911	200,595
Less: Accumulated Depreciation	(35,555)	(10,030)
NET BOOK VALUES	274,356	190,565

Depreciation expense charged to operations was $25,525 & 10,030 respectively in twelve months ended December 31, 2020 & 2019

NOTE 4:   CONCENTRATIONS OF CREDIT RISK ARISING FROM CASH DEPOSITS IN EXCESS OF INSURED LIMITS

The company maintains its cash balances in a financial institution. The balances are insured by the Federal Deposit Insurance Corporation. At December 31, 2020 & 2019, the Company's uninsured cash balance was zero. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk to cash.

NOTE 5:   INCOME TAXES

The company has no income taxes since it currently is operating on loans and investments in the company.

NOTE 6:   Contingent Liabilities

Management is unaware of any contingent liabilities as of the date of these financial statements.

BOAZ BIKE LLC
SCHEDULE I - COST OF EARNED REVENUES
TWELVE MONTHS ENDED

	December 31, 2020	December 31, 2019
Purchases	$ 76,752	$ 172,256
Supplies	2,144	1,094
Subcontractors	32,564	20,865
Freight	619	7,474
Consultant	975	1,653
Licenses & Fees	1,409	6,398
Depreciation	25,525	10,030
Less Bikes & Other Equipment Used to Produce Income	(109,316)	(200,595)
	$ 30,672	$ 19,175

BOAZ BIKE LLC
SCHEDULE I - GENERAL & ADMINISTRATIVE
TWELVE MONTHS ENDED

	DECEMBER 31, 2020	DECEMBER 31, 2019
Advertising	$ 68,171	$ 13,887
Bank Charges	338	945
Computer & Office Expenses	10,509	13,025
Insurance	4,575	10,311
Interest & Finance Charges	4,430	-
Maintenance & Repairs	53	194
Meals & Entertainment	2,573	8,174
Professional Service	6,259	1,604
Promotional Expenses	-	8,435
Rent	21,051	-
Telephone	2,968	519
Travel - Lodging	4,460	10,224
Travel - Air	1,013	5,212
Travel - Auto Rental & Expenses	2,972	2,431
Travel - Other	49	2,394
Utilities	726	-
Vehicle	2,405	5,481
	$ 132,552	$ 82,836

The accompanying notes are an integral part of the financial statement.
See Accountant Report